United States
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports under Sections 13 and 15(d) of the Securities Exchange Act of 1934.


Commission File Number:  333-39127-15


  Merrill Lynch Mortgage Investors, Inc.
  Mortgage Pass-Through Certificates, Series 2001-WM1

(Exact name of registrant as specified in its charter)

  c/o Wells Fargo Bank Minnesota, N.A.
  11000 Broken Land Parkway
  Columbia, Maryland  21044
  (410) 884-2000

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

  A1

  AIO

  M1

  M2

  M3

  B1

  B2

  B3

  RI

  RII


(Title of each class of securities covered by this Form)

  None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

  Rule 12g-4(a)(1)(i)   / /

  Rule 12g-4(a)(1)(ii)  / /

  Rule 12g-4(a)(2)(i)   / /

  Rule 12g-4(a)(2)(ii)  / /

  Rule 15d-6            /X/

  Rule 12h-3(b)(1)(i)   / /

  Rule 12h-3(b)(1)(ii)  / /

  Rule 12h-3(b)(2)(i)   / /

  Rule 12h-3(b)(2)(ii)  / /


Approximate number of holders of record as of the end of the fiscal year (12/31/2001):

15


Pursuant to the requirements of the Securities Exchange Act of 1934,

                      Merrill Lynch Mortgage Investors, Inc.
                        Mortgage Pass-Through Certificates
                                  Series 2001-WM1

has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: 02/13/2002
By: /s/ Beth Belfield, Assistant Vice President



Instruction: This form is required by Rules 12g-4,12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.